UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2020

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

161 Bay Street, Suite 4260,

Toronto, Ontario, M5J 2S1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: January 30, 2020	By:	/s/ Igor Gonzales
	Name:	Igor Gonzales
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

10.1	Translation Certificate

10.2	First Addendum to the Mid-Term Loan Contract, dated July 12, 2019, between Sierra Metals Inc., Dia Bras Peru S.A.C. and Dia Bras Mexicana S.A. de C.V. (as Co-Obligors) AND Banco de Crédito Del Perú (as Lenders and as Administrative Agent and Agent of Guarantees), as filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on January 30, 2020.